UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CORPORATE CAPITAL TRUST, INC.

(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

219880 101

(CUSIP Number of Class of Securities)

Todd C. Builione

Chief Executive Officer

Corporate Capital Trust, Inc.

555 California Street

50th Floor

San Francisco, California 94104

Tel: (415) 315-3620

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copies to:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$185,000,000	$23,032.50

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $185,000,000 in value of shares of common stock, par value $0.001 per share, of Corporate Capital Trust, Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2018, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,032.50 Form or Registration No.: 005-86903 Filing Party: Corporate Capital Trust, Inc. Date Filed: November 14, 2017

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by Corporate Capital Trust, Inc., an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), with the Securities and Exchange Commission on November 14, 2017, which relates to the offer by the Company to purchase for cash up to $185,000,000 in value of the Company’s shares of common stock, par value $0.001 per share (the “Shares”), at a price per Share equal to $20.01, which price was our net asset value per Share as of September 30, 2017 (as adjusted for the Company’s 1-for-2.25 reverse split of the Shares completed on October 31, 2017), net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions described in the Offer to Purchase, dated November 14, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This Amendment No. 5 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 5 by reference.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

Pursuant to the Offer, the Company has accepted for purchase 9,245,377 Shares at the purchase price of $20.01 per share, for an aggregate cost of approximately $184,999,994, excluding fees and expenses relating to the Offer. The 9,245,377 Shares accepted for purchase in the Offer represent approximately 6.8% of the Company’s issued and outstanding Shares as of December 15, 2017.

Based on the final count by the Depositary, a total of approximately 66,340,971 Shares were properly tendered and not properly withdrawn. Due to the oversubscription of the Offer, based on the final count described above, the Company has accepted for purchase on a pro rata basis approximately 13.9% of the Shares properly tendered and not properly withdrawn.

Payment for the Shares accepted for purchase in the Offer and return of all other Shares tendered and not purchased, will occur promptly, in accordance with applicable law.

Upon settlement of the Offer, the Company will have approximately 127,130,589 Shares outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2017	CORPORATE CAPITAL TRUST, INC.

	By:	/s/ Philip Davidson
	Name:	Philip Davidson
	Title:	General Counsel